GREIF BROS. CORPORATION AND SUBSIDIARY COMPANIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         JANUARY 31, 1997




NOTE 1 - CAPITAL STOCK AND RETAINED EARNINGS

       Class A Common Stock is entitled to cumulative dividends of 1 cent a share per year after which Class B Common Stock is entitled to non-cumulative dividends up to 1/2 cent a share per year. Further distribution in any year must be made in proportion of 1 cent a share for Class A Common Stock to 1-1/2 cents a share for Class B Common Stock. The Class A Common Stock shall have no voting power nor shall it be entitled to notice of meetings of the stockholders, all rights to vote and all voting power being vested exclusively in the Class B Common Stock unless four quarterly cumulative dividends upon the Class A Common Stock are in arrears. There is no cumulative voting.

NOTE 2 - DIVIDENDS PER SHARE

       The following dividends per share were paid during the
period indicated:
                                   Three Months Ended
                                       January 31,
                                    1997        1996
             Class A Common Stock   $.24        $.24
             Class B Common Stock   $.35        $.35

NOTE 3 - CALCULATION OF NET INCOME PER SHARE

       Net income per share was calculated using the following number of shares for the period presented:

       Class A Common Stock  - 10,873,172 shares
       Class B Common Stock  - 12,001,793 shares

NOTE 4 - INVENTORIES

       Inventories are comprised principally of raw materials and are stated at the lower of cost (principally on last-in, first-out basis) or market.

NOTE 5 - ACQUISITIONS

       On November 8, 1996, the Company purchased the assets of Aero Box Company, a corrugated container company, located in Roseville, Michigan. This acquisition has been accounted for using the purchase method of accounting and, accordingly, the purchase price has been allocated to the assets purchased and liabilities assumed based upon the fair values at the date of acquisition. The excess of the purchase price over the fair values of the net assets acquired has been recorded as goodwill. The Consolidated Financial Statements include the operating results of the business from the date of acquisition. Pro forma results of operations have not been presented because the effect of this acquisition was not significant.


               MANAGEMENT'S DISCUSSION AND ANALYSIS

Results of Operations

       Historically, revenues or earnings may or may not be representative of future operations because of various economic factors. The following comparative information is presented for the 3-month periods ended January 31, 1997 and January 31, 1996.

       Net sales decreased 5% during the current quarter compared to the previous period. This decrease was primarily the result of lower sales in the containerboard segment, which was significantly affected by lower sales prices of its products.
The lower prices were caused by the continued weakness in the containerboard market resulting from excess capacity of containerboard. The net sales of the shipping containers segment remained about the same in comparison to the prior year's quarter.

       The increase in other income was primarily due to a gain on the sale of an office building.

       The cost of products sold as a percentage of sales increased slightly as compared to the prior year. This increase is primarily the result of lower net sales of the containerboard segment without a corresponding reduction, except for raw materials, in the cost of products sold.

Liquidity and Capital Resources

       As indicated in the Consolidated Balance Sheet, elsewhere in this report and discussed in greater detail in the 1996 Annual Report to Shareholders, the Company is dedicated to maintaining a strong financial position. It is our belief that this dedication is extremely important during all economic times.

       As discussed in the 1996 Annual Report, the Company is subject to the economic conditions of the market in which it operates. During this period, the Company has been able to utilize its developed financial position to meet its continued business needs.

       The current ratio of 3.3:1 as of January 31, 1997 is an indication of the continuation of the Company's strong liquidity.

       The increase in long term obligations since year-end is due to the debt incurred in connection with the purchase of Aero Box Company, financing to fund improvements related to machinery and equipment for Greif Board Corporation, a subsidiary of the Company, and other capital expenditures.

       Capital expenditures were $15,354,000 during the three months ended January 31, 1997. These capital expenditures were principally needed to replace and improve equipment.

       Effective November 8, 1996, the Company acquired the assets of Aero Box Company, a manufacturer of corrugated boxes, located in Roseville, Michigan.

       The Company has approved future purchases, primarily for equipment, of approximately $20 million. It is anticipated that self-financing and bank borrowing will be the primary source for financing such capital expenditures.


PART II.  OTHER INFORMATION

ITEM 1.  LEGAL PROCEEDINGS

       There are no material pending legal proceedings.


ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

       (a.)The Company held its Annual Meeting of Stockholders on
           February 24, 1997.

       (b.)At the Annual Meeting of Stockholders, the following nominees were elected to the Board of Directors:

                   Charles R. Chandler
                   Michael H. Dempsey
                   Naomi C. Dempsey
                   Michael J. Gasser
                   Daniel J. Gunsett
                   Allan Hull
                   Robert C. Macauley
                   David J. Olderman
                   William B. Sparks, Jr.
                   J Maurice Struchen


ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K

       (a.) Exhibits.
            None.

       (b.) Reports on Form 8-K.
            No events occurred requiring Form 8-K to be filed.

                          OTHER COMMENTS

       The information furnished herein reflects all adjustments which are, in the opinion of management, necessary for a fair presentation of the consolidated balance sheet as of January 31, 1997, the consolidated statement of income for the 3-month periods ended January 31, 1997 and 1996, and the consolidated statement of cash flows for the 3-month periods then ended.
These financial statements are unaudited; however, at year-end an audit will be made for the fiscal year by independent accountants.


                            SIGNATURES


       Pursuant to the requirements of the Securities Exchange
Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                            Greif Bros. Corporation


                                                  (Registrant)





Date       March 6, 1997                         John K. Dieker
                                    Controller (Principal Accounting Officer)